

August 5, 2011

<u>Via E-mail</u>
Frank A. D'Amelio
Executive Vice President, Business Operations and
Chief Financial Officer (Principal Financial Officer)
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

> **Re:** **Pfizer Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Quarterly Period Ended April 3, 2011**
> **Filed May 12, 2011**
> **File No. 001-03619**

Dear Mr. D'Amelio:

We have reviewed your July 7, 2011 response to our June 8, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Exhibit 13</u>

<u>Financial Condition, Liquidity and Capital Resources, page 41</u>

1. We note your proposed expanded disclosure in response to prior comment two. We continue to believe that you should provide enhanced liquidity discussion to disclose the amount, rather than merely saying it is significant, of investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some investments are not presently available to fund domestic operations such as corporate

expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. Please provide us revised proposed disclosure to be included in future periodic reports.

Notes to Consolidated Financial Statements
19. Legal Proceedings and Contingencies, page 98
B. Product Litigation, page 102

2. With regard to comment eight, we believe the quantitative disclosures outside of the financial statements specified in SAB Topic 5Y Question 3 should be made relating to aggregate claims related to product liability, such as aggregate settlement costs, number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. We also believe that historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity should also be disclosed pursuant to the SAB. Please provide us proposed disclosure to be included in future periodic reports addressing all of these disclosures.

Form 10-Q for the Quarterly Period Ended April 3, 2011
Notes to Condensed Consolidated Financial Statements
Note 14. Legal Proceedings and Contingencies, page 18

3. We have reviewed your response to our comment eight, please address the following:
    - It is unclear why you did not record an accrual at December 31, 2010. Please clarify for us why the following information and other information in comparison to information you previously had enabled you to record an accrual in the current period:
        - the additional "inventory settlements" in the first quarter of 2011 ;
        - the considerable increase in the percentage of settlement amounts in the first quarter of 2011 that are within a relatively narrow range; and
        - the additional discovery and acquisition of verifiable data regarding unsettled cases subsequent to filing your 2010 From 10-K.
    - Provide us proposed disclosure to be included in future periodic reports showing a range of possible loss in excess of the amount accrued, given that you accrued the minimum expected cost you expect to incur to resolve all of the other outstanding actions. This range may be presented as part of an aggregate disclosure of the loss or range of possible loss in excess of amounts accrued related to your legal proceedings and contingencies.

4. The disclosure in this footnote and under "Item 1. Legal Proceedings" appears to be abbreviated in comparison to year end. Please tell us how your current disclosures comply with Rule 10-01(a)(5) of Regulation S-X which indicates that Registrants may presume that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation, *except* in regard to material contingencies. It further indicates that

where material contingencies exist, disclosure of such matters shall be provided even though a significant change since year end may not have occurred.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant